UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on June 3, 2025: Euroseas Ltd. Announces three-year Charter Contract for its Intermediate Containership, M/V Emmanuel P.

This Report on Form 6-K (which includes Exhibit 1), except for the paragraph in Exhibit 1 beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268708) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2022 and the Company’s Registration Statement on Form F-3 (File No. 333-269066) filed with the Commission on December 29, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: June 4, 2025	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Announces three-year Charter Contract for its Intermediate Containership, M/V Emmanuel P

Maroussi, Athens, Greece – June 3, 2025 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today that it has secured a new time charter contract for its 4,250 teu intermediate containership, M/V Emmanuel P built in 2005, for a minimum period of 36 to a maximum period of 38 months, at the option of the charterer, at a gross daily rate of $38,000. The new charter period is expected to commence upon delivery of the vessel from the shipyard, following the completion of her scheduled drydock and the installation of energy saving devices, both of which are expected in the first half of September of 2025.

Aristides Pittas, Chairman and CEO of Euroseas commented: “We are very pleased to announce a new time charter contract for our intermediate containership, M/V Emmanuel P, with a top-tier charterer for 36-38 months at a profitable rate of $38,000 per day. Amidst a shortage of tonnage, this fixture sets a higher rate level than “last done” and serves as a strong testament to the continued strength of the containership market, as well as the trust main market players place on Euroseas’s commercial, technical and commercial management. This charter is expected to generate more than $32.0 million in EBITDA, over the minimum contracted period and increase our charter coverage to approximately 97% for 2025, 67% for 2026 and 40% for 2027. In parallel, our average contracted daily rate increases to about $28,700 for the remainder of 2025 and further increases to more than $31,000 per day in 2026 and more than $33,000 per day in 2027, providing significant visibility into our future cash flows and earnings.”

Fleet Profile:

The Euroseas Ltd. fleet profile, after the new charter of MV Emmanuel P, is currently as follows:

Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
Container Carriers
MARCOS V(+)(***)	Intermediate	72,968	6,350	2005	TC until Oct-25	$15,000
SYNERGY BUSAN(*)	Intermediate	50,726	4,253	2009	TC until Dec-27	$35,500
SYNERGY ANTWERP(*)	Intermediate	50,726	4,253	2008	TC until May-28	$35,500
SYNERGY OAKLAND(*)	Intermediate	50,787	4,253	2009	TC until May-26	$42,000
SYNERGY KEELUNG(+)(*)	Intermediate	50,969	4,253	2009	TC until Jun-25 then until Jun-28	$23,000 $35,500
EMMANUEL P(+)(*)	Intermediate	50,796	4,250	2005	TC until Aug-25 then until Sep-28	$21,000 $38,000
RENA P(+)	Intermediate	50,796	4,250	2007	TC until Aug-25 then until Aug-28	$21,000 $35,500
EM KEA(*)	Feeder	42,165	3,100	2007	TC until May-26	$19,000
GREGOS(*)	Feeder	37,237	2,800	2023	TC until Apr-26	$48,000
TERATAKI(*)	Feeder	37,237	2,800	2023	TC until Jul-26	$48,000
TENDER SOUL(*)	Feeder	37,237	2,800	2024	TC until Oct-27	$32,000
LEONIDAS Z(*)	Feeder	37,237	2,800	2024	TC until Mar-26	$20,000
DEAR PANEL	Feeder	37,237	2,800	2025	TC until Nov-27	$32,000
SYMEON P	Feeder	37,237	2,800	2025	TC until Nov-27	$32,000
EVRIDIKI G(*)	Feeder	34,677	2,556	2001	TC until Apr-26	$29,500
EM CORFU(*)	Feeder	34,654	2,556	2001	TC until Aug-26	$28,000
STEPHANIA K(*)	Feeder	22,262	1,800	2024	TC until May-26	$22,000
MONICA(*)	Feeder	22,262	1,800	2024	TC until May-27	$23,500
PEPI STAR(*)	Feeder	22,262	1,800	2024	TC until Jun-26	$24,250
EM SPETSES(*)	Feeder	23,224	1,740	2007	TC until Feb-26	$18,100
JONATHAN P(*)	Feeder	23,357	1,740	2006	TC until Sep-25	$20,000
EM HYDRA(*)	Feeder	23,351	1,740	2005	TC until May-27	$19,000
Total Container Carriers on the Water	22	849,404	67,494

Vessels under construction	Type	Dwt	TEU	To be delivered	Employment	TCE Rate ($/day)
ELENA (H1711)	Intermediate	55,200	4,300	Q4 2027
NIKITAS G (H1712)	Intermediate	55,200	4,300	Q4 2027
Total under construction	2	110,400	8,600

Notes:

(*)TC denotes time charter. Charter duration indicates the earliest redelivery date; all dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**) Rate is net of commissions (which are typically 5-6.25%)

(***) The vessel is sold and is expected to be delivered to its new owners in the fourth quarter of 2025

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 22 vessels, including 15 Feeder containerships and 7 Intermediate containerships with a cargo capacity of 67,494 teu. After the sale of M/V Marcos V and the delivery of the two intermediate containership newbuildings in 2027, Euroseas’ fleet will consist of 23 vessels with a total carrying capacity of 69,744 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com